冠軍科技集團
CHAMPION TECHNOLOGY

12 December 2002

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

(Fax: 1-202-9429624)

By fax & by mail

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

for Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.

dlw 1/14/03

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

BONUS ISSUE OF NEW WARRANTS

It is proposed to issue bonus warrants to the shareholders of the Company whose names appear on the register of members on 30 December 2002 on the basis mentioned below.

Bonus issue of new warrants

The directors of Champion Technology Holdings Limited (the "Company") propose a bonus issue of new warrants to subscribe for shares of the Company equal to 20% of the number of shares of HK$0.10 each of the Company ("Shares") in issue on 30 December 2002 (the "Record Date"), less 4,949,905 Shares if CSFB Rights (as defined below) were not exercised by the Record Date ("New Warrants"), to the shareholders of the Company whose names appear on the register of members on the Record Date in proportion as nearly as may be to their then shareholdings (the "Bonus Issue").

No shareholder shall be entitled to be issued any fraction of a New Warrant. Fractional entitlements to the New Warrants will not be issued but will be aggregated and sold for the benefit of the Company as soon as possible after dealings in the New Warrants on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") commence.

No allotment of New Warrants will be made to any person whose registered address is outside Hong Kong. However, arrangements will be made for the New Warrants which would otherwise be issued to such overseas shareholders to be sold in the market as soon as practicable after its dealings on the Stock Exchange commence, if a premium can be obtained. Any net proceeds of sale, after deduction of expenses, will be distributed pro rata to such persons and will be posted to them at their own risk, unless the amount falling to be distributed to any such person is less than HK$100 in which case it will be retained for the benefit of the Company.

The New Warrants will be issued in registered form in units of HK$1.1615 of subscription rights entitling their holders to subscribe for shares of the Company at a price of HK$1.1615 per Share (subject to the adjustments) at any time on or after the date of issue thereof (expected to be on or about 8 January 2003 and in any event not to be on or before the expiry of the Existing Warrants (as defined below)) until 12 January 2004. Application will be made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the New Warrants and the shares that fall to be issued on the exercise of the subscription rights thereunder.

The initial subscription price of HK$1.1615 per Share under the New Warrants represents a premium of about (a) 6.56% over the closing price of HK$1.09 per Share quoted on the Stock Exchange on 11 December 2002; and (b) 4.45% over the average closing price of HK$1.112 per Share quoted on the Stock Exchange for the 5 trading days including 11 December 2002.

As at 11 December 2002, the Company had:

(a) 573,591,198 Shares in issue;

(b) 2,842,961,585 units of existing warrants ("Existing Warrants") outstanding;

(c) outstanding options granted under the share option scheme of the Company to subscribe for a total of 2.6 million Shares at HK$11.64 per Share;

(d) outstanding subscription right granted to Credit Suisse First Boston (Hong Kong) Limited ("CSFB") to subscribe for a total of 4,949,905 Shares at HK$2.3635 per Share ("CSFB Rights"); and

(e) convertible bonds of an aggregate principal amount of US$7.5 million issued to CSFB carrying the right to convert into Shares at the price at the election of CSFB at either (i) HK$2.3635, or (ii) 94% of the average of any five closing prices per share as selected by CSFB during the 30 consecutive business days immediately prior to the date on which notice of exercise of CSFB is received by the Company.

If all the above subscription rights and conversion rights (assumed to be at the price of HK$2.3635 per Share) are exercised:

(a) a maximum of 143,915,852 units of New Warrants will be issued under the Bonus Issue; and

(b) a maximum of 143,915,852 Shares will be issued on exercise of all the subscription rights under the New Warrants on the basis of the initial subscription price of HK$1.1615 per Share.

The number of Shares issuable on exercise of all the subscription rights under the New Warrants will be equal to 20% of the issued share capital of the Company on the Record Date, less 4,949,905 Shares if CSFB Rights were not exercised by the Record Date.

The subscription rights under the Existing Warrants, as mentioned in the Company's announcement dated 29 November 2002, will expire on 6 January 2003. Other than the Existing Warrants, the Company has not issued any warrant.

Conditions of the Bonus Issue

The Bonus Issue is conditional upon the approval of shareholders at an extraordinary general meeting of the Company and the Listing Committee of the Stock Exchange granting listing of and permission to deal in the New Warrants and the Shares that fall to be issued on the exercise of the subscription rights thereunder.

Reasons for the Bonus Issue

The Bonus Issue will enable the shareholders of the Company to further participate in the equity capital of the Company and provides a means to the Company to raise fund for its general working capital requirement upon exercise of the subscription rights under the New Warrants.

Closure of register

The register of members of the Company will be closed from 27 December 2002 to 30 December 2002, both days inclusive, during which period no transfer of Shares will be effected.

All transfers, accompanied by the relevant share certificates and, in the case of holders of Existing Warrants, all duly completed subscription forms accompanied by the relevant Existing Warrant certificates and the appropriate subscription moneys, must be lodged with the Company's branch share registrars, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 24 December 2002 in order to qualify for the Bonus Issue.

General information

The proposed board lot of the New Warrants is 24,000 units.

A circular setting out the details of the Bonus Issue will be sent to the shareholders and, for information only, holders of Existing Warrants as soon as practicable.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 11 December 2002

"Please also refer to the published version of this announcement in The Standard".